Dear _____,
Hello from Rafael, Ella and the Vulcan team. Big month, lots done, bigger months ahead. This month saw less media exposure and more focus on our own marketing and sales, and it has paid off handsomely.

Highlights:
Best B2C sales month ever
New Product and Growth lead
First ML hardware sensor complete
Face to face conversion rate >80%
Gym module finalized (it looks amazing)

Asks:
Share the Wefunder Campaign
Connect us with potential syndicate leads

Fundraising
We have a campaign running on wefunder, for non accredited investors.

Sales
Best. Month. Ever. Beginning of the year we decided to stop sales in Q1 to refine the product. It was a painful decision but was necessary to keep an industry beating retention rate from current users (90%) and increase margin for coming sales. We got margins up from 65% to 85%, and relaunched sales at the beginning of April.
In 2021 our best month saw us sell 5 b2c units immediately after Shark Tank.
In our first month of sales in 2022 we sold 6 B2C units. Our first month of user sales this year has been better than our BEST month last year.
Our April revenue is $5,480.



A female customer being measured after ordering. She lost her hand in 2021 while working in a prawn export factory (Vietnam is Top 3 globally in seafood export)



4 amputees came in to be consulted, 4 ordered


972.02

Our prosthetist is fitting one of the user


SCAN TO CONNECT

Our UX/Salesperson is instructing new user how to use the hand on the fitting day

ML Project

The team have been blazing on and we have had our first testing and calibration session using the ML program and clinical EMG sensors, and it worked well. We are now waiting for a final PCB to arrive so we can have full wireless controls by next month.



New head of Growth And Product recruited
We have been very lucky and recruited Lucie.
She has a background in computer science and a decade in product management, development and marketing, and is also a successful entrepreneur herself. She is highly motivated by the mission and the change we make in our users' lives, and will be running the growth and software development teams.
[Linkedin Bio]

Shiny new module
As we have had several requests for this module we decided to revisit and refine it into a finished product we can be proud of.
The production team spent a few weeks experimenting with suppliers and components to improve the product and as you can see below the evolution has been phenomenal. We have 1 on order and another 2 who have expressed interest.


VULCAN AUGMETICS

Video of our brand ambassador using this push up module to do CRAZY push up [here](#)

That about wraps it up for this month. It has been fantastic but now we need to double down on our success and increase sales even more, complete fundraising, and get our ML m spent a few we

Hi _____,
Here is Mays update from Vulcan Augmetics. As ever we have been keeping busy and moving forward, and our relentless focus on reaching more users looks to be paying off.

A quick recap of Vulcan and what we do, and then on to the update!

Vulcan Augmetics is using robotic prosthetic hands to build the first platform for human augmentation. We combine customizable modular hardware with adaptive Machine-Learning software to make wearable technology a convenient consumer product, available online and delivered to your door. Amazon for assistive tech.

HIGHLIGHTS

Sales increase: More units sold, with increasing % of referrals. Definite potential for larger margins by partnering to bring in new products.
B2B expansion: Partnership with Give Me a Hand foundation and 1 new clinic signed
Fundraising progress: WeFunder is up and running. Under Reg Cf rules we aren't allowed to talk about it too much on here, but…..take a look :D
First Office Tour: Had some interesting guests come over, more below
New senior hire: Chief Product & Growth officer - who joined us from PNJ - and now will lead our effort in software/ML and international expansion. Check her Linkedin here.

SALES

Last month saw an increase in revenue from $5.6k in April to $10k in May. We also discovered an efficient marketing format and channel to bring in many more leads. We had 10 times the number of leads compared to April and the total marketing cost (loaded) only increased by 58% ($1,100)

Check out video of one of the new customer in May

B2B: GIVE ME A HAND FOUNDATION & VIET DUC HCMC CLINIC

We had an office visit from Dr. William Amighetti, head of the Give Me a Hand foundation, an Italian organization working with the disabled in Europe and now Asia. Along with a deep discussion on the challenges of distribution in developing environments, we learned that although the foundation has approached other startups in our industry looking for cost effective solutions, they have been unable to find a company they thought could deliver according to their mission goals. We have signed an agreement for sponsored prosthetics and they will be returning to Vietnam in July to work on the first joint project together.
One of our partner clinics - Việt Đức prosthetics clinic (Hà Nội) - just opened their second clinic located in Ho Chi Minh city, that makes our network of partner clinics and hospital to 19.


VULCAN
AUGMETICS

FUNDRAISING

After intense weeks of preparation we launched our WeFunder campaign at the end of May. Owing to Reg C rules we aren't allowed to talk about the progress, but its definitely worth taking a look:
www.wefunder.com/vulcanaugmetics

FIRST OFFICE TOUR

We had our first open day for folks to tour our offices and labs, with a group of students, VCs and industry partners. We were lucky enough to have a visit from Shark Linh from Shark Tank Vietnam, and she also mentioned us as the most impressive startup through the 4 Shark Tank seasons (full article here - in Vietnamese)



That wraps it up for May. We have already had some exciting developments since then but you'll need to wait till next month for those.
Thanks for being part of our journey so far and dont forget to check out the wefunder and spread the word.

All the best
Rafael, Ella & the Vulcan team

Q2: 2022 Quarterly Update

Hello _____,
Things are very busy at Vulcan at the moment so we have merged last month's update and our quarterly update into one. As usual a quick summary of what we do in case we slipped your mind, then on to the update, which is a bit longer than usual.

*Vulcan Augmetics is using robotic prosthetic hands to build an **ecosystem for assistive technology**. We combine customizable modular hardware with adaptive Machine-Learning software and an online marketplace to make wearable technology into a **convenient consumer product**, available online and delivered to your door. Amazon for cyborgs.*

HIGHLIGHTS
Sales: B2C sales increased by **260%** compared to Q2 2021
Team: New Head of Product (digital) and Growth and R&D Supervisor recruited
Certification: Fully certified with ISO 13485, Medical device manufacturing license, medical class A certification
Product: ML/AI band MVP completed and tested
Fundraising: more than 40% round filled up
BD: potential strategic partnership with **IIT Delhi** for India expansion

SALES:
We paused sales in Q1 to refine product and increased gross margins to nearly 80%, and restarted in Q2 with our best month of B2C sales so far. Our sales traction in Q2 2022 came from direct marketing while our effort on B2B channels looks like it will “blossom” in the next quarter

Since we found an organic way to generate qualified leads through SEO, SEM, and Tiktok, the number of qualified leads has increased by **278%** compared to Q1 2022 while the Marketing budget has stayed pretty much the same.

We have also been seeing more revenue coming in from **referrals**, where we take a fee for forwarding users on to clinics that sell products Vulcan does not yet provide, and we will be expanding this into our **online marketplace** in Q3.

In summary:
Q2 2022 revenue (100% B2C): **$19,356** - a growth of **260%** compared to Q2 2021 B2C revenue
Considering that last year in May, we were on Shark Tank and It was a massive marketing push for the start of our commercialisation. This year, without that kind of media exposure, we are still generating good reach to targeted audience for sales

PARTNERSHIPS

- We have signed an agreement with Give Me a Hand foundation (based in Italy) to be their primary prosthetics provider in Vietnam and other countries and will be taking our first order from them in Q3 2022. *The foundation chairman (in picture next to Rafael) has traveled to visit and talk to other prosthetics startups in other countries such as OpenBionics (UK) and Glaze (Poland) while looking for long-term partnership and he decided to work with Vulcan after visiting us in May- witnessing how better our product performs and how fast our execution to deliver product at scale and feasibility to serve patients in other countries that the foundation wants to reach*

- Our partnership with EasyGop to provide interest free financing to our users has been continued, and we have also negotiated to extend the repayments timeline from 3 to 6 months.


GIVEMEAHAND
VULCAN AUGMETICS
Vulcan
Vulcan CEO and Give Me A Hand Foundation in their visit to our office in May

TEAM

As part of our expansion into digital and software product, we needed to hire an excellent senior position to lead the growth

We have been very lucky and recruited Lucie Thanh-Nguyen to our team from mid-quarter. She has a background in computer science and a decade in product management, development and marketing working with large companies here in both startups and corporates in Vietnam (most recently PNJ), and is also a successful entrepreneur herself.
She is highly motivated by the mission and the change we make in our users' lives, and has dived into running the growth and software development teams, including two intensive weeks training on OKRs and North Star metrics. It has been very exciting watching each new hire add another level of excellence and bring higher expectations to the company. The level of organization and structure we have to expand now is mindblowing compared to even 6 months ago. Linkedin Bio.
We also hired a new R&D supervisor who has experience making medical devices from scratch to commercialization stage, which has been a huge help to speed up our development cyle and improve our R&D operational efficiency and engineering standards.

CERTIFICATION:

We received ISO 13485 certification earlier in the year, which marks a huge milestone for us and allowed us to also complete our medical device registration process in preparation for international expansion.
ISO 13485 certified means we have the system and skills in-house for scaled-up manufacturing and that we can outsource more of the earlier stages of manufacture and just keep final QC and assembly in house.


VULCAN
AUGMETICS

PRODUCT:

The ML mobile-myo-sensor project we initiated last year with Qualcomm moved to hardware development this quarter, with our first physical prototypes coming out in May. This is a big deal because

1. It means that we can offer adaptable control systems to users
2. The users can change those systems themselves with no dependence on clinics and
3. It will allow us to gather training data that can be used for projects like this in much larger markets later on. We expect to roll this out as a standard product by the end of 2022.




REDMI NOTE 8
AI QUAD CAMERA

The team testing the EMG myo bands on our first two users, Duoc and Dung. Forgive the mess.

FUNDRAISING

We went hard on fundraising this quarter, despite the challenging macro environment, with $300k commitments from VCs and $200k allocated to our community through WeFunder. We will also be holding a webinar later this month on medtech startups and milestones as part of this, you are welcome to join.
Still another $500k needed to meaningfully grow for the next 18 months.
Pleaseeee let us know if you know any VCs or home-office or angels who can top up the round since we already got a lead!
Latest deck link here

BUSINESS DEVELOPMENT: INDIA

One of our team members (an Indian business consultant with engineering background) went on a visit to India to explore new market opportunities and build our network earlier in the month. We managed to get connected with **IIT Delhi,** and set up a meeting.
They have received funding to build up a new prototyping and R&D facility for medtech and medical devices. They are looking for **companies and products to develop for deployment in India**, and are very interested in working with us. This presents a huge opportunity as not only are IIT a reliable and skilled partner for new market penetration AND product development, their branding in India is second to none and would give us a huge boost in early negotiations. We have also spoken to a few representatives from the Indian military as well as part of their veterans program, and we think this offers a clear opportunity to develop more robust prosthetics and control systems (soldier-proof) with the MoDs support with IIT Delhi.

*We expect to have a **basic MOU** in the next couple of months, but of course as a big institution we should expect the full process to take up to a year to really get going. It will be complex and time consuming but the potential rewards are huge.*


VULCAN AUGMETICS

Picture from meeting at IIT Delhi (India)

LESSONS LEARNED:

There are a few things we tried that were great, and a few that were not successful in the last quarter, and we have tried to learn from these mistakes where possible:

TikTok Marketing: With nearly half of gen Z using TikTok and Insta over google to search, this has been a rapidly growing channel and has generated an increasing share of leads. We have several accounts and our KOLs in particular have done well in lead generation. **On average, our organic video reached 1-2 million views every week. Highest video view is 12 million**. This kind of exposure would be nearly impossible to generate even with ads spending on other channels like Facebook.



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Vulcan Experience Center: After intense demand and repeated requests from our clinics, we decided to set up a small experience center in Hanoi with one of our partner clinics. Whilst we have learned a lot and it will be very useful in developing our B2B services later, at this stage we determined it doesn't bring in enough revenue to be self-sustaining, so we switch focus onto the development of the marketplace from this quarter

NEXT STEPS:

In the next quarter our goals are to systemise the referrals we are taking and get them onto a marketplace platform, build out our SEO and online presence, expand product range through partnerships, and have the first few users for our EMG and ML control app.

Thats it from us at Vulcan. It has been a productive Q2 and we are excited to see what the next few months will bring. As ever if you do not wish to receive these emails please let us know, but we hope you find them as exciting as we do.
All the best from Rafael, Ella and the Vulcan team